From: Ellis, Pamela [Pamela.Ellis@sablaw.com]
Sent: Monday, April 21, 2008 5:27 PM
To: Pickholz, Joyce M.; Roberts, Michelle C.
Cc: Bensing, Marc; Conner, Thomas
Subject: Kansas City Life Insurance Company -- Fee Tables

Attachments: Alliance VUL Fee Table.doc; Alliance VUL Fee Table (Marked).doc; Century II VUL Fee Table.doc; Century II VUL Fee Table (Marked).doc

Joyce and Michelle,

On behalf of Kansas City Life Insurance Company, please find attached clean and marked copies (May 1, 2007 versions marked to show the proposed May 1, 2008 revisions) of the fee tables for the company's Alliance VUL (File No. 333-49000) and Century II VUL (File No. 33-95354) products. Kansas City Life Insurance Company plans to file 485(a) filings for those products later this week. In an effort to help your review, we wanted provide you with a preview of what the fee tables will be.

Please call Tom Conner at 383-0590 or me at 383-0566 with any questions or comments you may have.

Pam

Pamela K. Ellis
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004
202-383-0566 phone
202-637-3593 fax
pamela.ellis@sablaw.com